Severn Trent Plc (the "Company") has been informed that, on 7 January 2008, a grant of share options was made to the following Director under the Company's approved Sharesave Scheme. The savings contract will commence on 1 May 2008 and the share option price is £12.21.

Name	Status	No. of Options
M J Kane	Director	314

SUPPL

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com

08000227

RECEIVED
2008 JAN 15 A 7:52

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

END